EeponeiicKa MHBecTwmioHHa Ganna	Eiropas Investïciju banka
Evropská investicni banka	Europos investicijq bankas
Den Europæiske Investeringsbank	Európai Beruházási Bank
Europäische Investitionsbank	Bank Ewropew tal-lnvestiment
Euroopa Investeerimispank	Europese Investeringsbank
EupiüTiaiKri TpaneÇa EnevóúaEUJV	Europejski Bank Inwestycyjny
European Investment Bank	Banco Europeu de Investimento
Banco Europeo de Inversiones	Banca Europeanà de Investici
Banque européenne d'investissement	Európska investicnà banka
An Banc Eorpach Infheistiochta	Evropska investicijska banka
Europska investicijska banka	Euroopan investointipankki
Banca europea per gli investimenti	Europeiska investeringsbanken

Exhibit 99.2

CERTAIN PORTIONS OF THIS EXHIBIT, MARKED BY BRACKETS AND ASTRISKS [***], WERE EXCLUDED BECAUSE THOSE PORTIONS ARE BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL TO THE COMPANY IF PUBLICLY DISCLOSED.

BY E-MAIL and BY COURIER

Voxeljet AG Paul-Lentz-Straβe 1a 86316 Friedberg Germany
For the attention of:	Vorstand/Management Board

Luxembourg, 29 May 2020	[On file with EIB] EIB – Corporate Use

Subject:

VOXELJET EGFF [On file with EIB]

Finance contract between the European Investment Bank (the "Bank") and Voxeljet AG (the "Borrower") dated 9 November 2017 (the "Finance Contract")

First demand guarantee agreement between the Bank and Voxeljet America Inc (the “Guarantor”) dated 9 November 2017 (the “Guarantee”)

Security purpose agreement in respect of a land charge between the Bank and the Borrower dated 9 March 2020 (the “Security”).

Amendment Letter N° 1 to the Finance Contract

Dear Sirs,

We refer to the Finance Contract. Unless the context otherwise requires or unless otherwise defined in this amendment letter (the "Letter"), terms defined in the Finance Contract and expressions used in the Finance Contract have the same meaning when used in this Letter.

We further refer to the Borrower's recent correspondence whereby the Borrower has requested that the second Tranche (i.e. Tranche B) of EUR 8 million should be split into two facilities of EUR 5 million (“Tranche B1”) and EUR 3 million (“Tranche B2”), and that the milestones to disbursement shall be amended.

98-100, boulevard Konrad Adenauer   L-2950 Luxembourg  T: +352 4379-1   F: +352 437704    www.eib.org

CERTAIN PORTIONS OF THIS EXHIBIT, MARKED BY BRACKETS AND ASTRISKS [***], WERE EXCLUDED BECAUSE THOSE PORTIONS ARE BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL TO THE COMPANY IF PUBLICLY DISCLOSED.

1. AMENDMENTS TO THE FINANCE CONTRACT

As from the Effective Date, the Finance Contract shall be amended as set out below.

1.1. A new definition “Commitment Fee” shall be inserted after the definition Code and before the definition Compliance Certificate, with the following:

““Commitment Fee" has the meaning given to such term in Article 0 (Commitment fee).”

1.2. The definition of Final Availability Date shall be deleted and replaced with the following:

“"Final Availability Date" means 30 June 2022.”

1.3. The definition of Fixed Rate shall be deleted and replaced with the following:

“"Fixed Rate" means:

(a) in respect of Tranche A, 0%;

(b) In respect of Tranche B1, 7%:

(c) in respect of Tranche B2, 7%; and

(d) in respect of Tranche C, 3%.”

1.4. The definition of PIK Interest shall be added as follows:

“"PIK Interest Rate" means 5% (five hundred basis points) per annum for Tranche B1 and 5% (five hundred basis points) per annum for Tranche B2.”

1.5. The definition of Tranche B shall be deleted.

1.6. The new definitions of “Tranche B1” and “Tranche B2” shall be inserted after the definition of Tranche A and before the definition of Tranche C with the following:

““Tranche B1” means the second disbursement made or to be made under Article 2.2 (Disbursement procedure).

“Tranche B2” means the third disbursement made or to be made under Article 2.2 (Disbursement procedure).”

1.7. The definition of “Tranche C” shall be deleted and replaced with the following:

““Tranche C” means the fourth disbursement made or to be made under Article 2.2 (Disbursement procedure).”

1.8. Article 2.2.1 shall be deleted and replaced with the following:

““2.2.1 Tranches

The Bank shall disburse the Credit in Euros in up to 4 (four) Tranches. The amount to be disbursed under each Tranche shall be:

(a) EUR 10,000,000 in respect of Tranche A;

(b) EUR 5,000,000 in respect of Tranche B1;

(c) EUR 3,000,000 in respect of Tranche B2;

(c) EUR 7,000,000 in respect of Tranche C.”

CERTAIN PORTIONS OF THIS EXHIBIT, MARKED BY BRACKETS AND ASTRISKS [***], WERE EXCLUDED BECAUSE THOSE PORTIONS ARE BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL TO THE COMPANY IF PUBLICLY DISCLOSED.

1.9. Paragraph (c) of Article 2.2.2 shall be deleted and replaced with the following:

““(c) the interest rate basis of the Tranche, namely:

(i) the Fixed Rate;

(ii) in respect of Tranche B1 and Tranche B2 only, the PIK Interest Rate applicable for such Tranche; and

(iii) the Payment Dates and interest periods;”

1.10. Article 2.5.3 shall be deleted and replaced with the following:

““2.5.3 Subsequent Documentary Conditions Precedent

(a)            No Disbursement Offer in respect of Tranche Β2 will be provided by the Bank under this Contract unless the Bank has received evidence, in form and substance satisfactory to it:

(i) that the share capital of the Borrower has been increased by at least EUR [***] or the Borrower has benefitted from another liquidity increase event of the same amount;

(j) that the Borrower has an order book of at least EUR [***] as of the last calendar quarter preceding the Disbursement Offer.

(b)            No Disbursement Offer in respect of Tranche C will be provided by the Bank under this Contract unless the Bank has received evidence, in form and substance satisfactory to it, that the Borrower has achieved sales revenues of at least EUR [***] and EBITDA of at least EUR [***].”

1.11. An Article 2.11 (Commitment Fee) shall be inserted with the following:

““2.11 Commitment fee

(a)       The Borrower shall pay to the Bank a commitment fee calculated on the daily undrawn and uncancelled balance of the Credit from the date falling 36 months from the date of this Contract until the Final Availability Date at a rate of 0.60% (sixty basis points) per annum (the “Commitment Fee”).

(b)       The accrued Commitment Fee shall be payable by the Borrower on:

(i) 9 February, 9 May, 9 August and 9 November; and

(ii) the Final Availability Date or if the Credit is cancelled in full under Article 2.6 (Cancellation) prior to the Final Availability Date, on the payment date mentioned under (i) above immediately following the date of cancellation.

(c)       The Commitment Fee will be calculated using the day count convention of a year of 360 (three hundred and sixty) days and the number of days elapsed.

(d)      If the date on which the Commitment Fee is due to be paid is not a Relevant Business Day, payment shall be made on the next day, if any, of that calendar month that is a Relevant Business Day or, failing that, the nearest preceding day that is a Relevant Business Day, in all cases with a corresponding adjustment to the amount of Commitment Fee due.”

1.12. Article 4.1 (Interest) shall be renamed as “Article 4.1 (Fixed Rate Interest)”.

CERTAIN PORTIONS OF THIS EXHIBIT, MARKED BY BRACKETS AND ASTRISKS [***], WERE EXCLUDED BECAUSE THOSE PORTIONS ARE BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL TO THE COMPANY IF PUBLICLY DISCLOSED.

1.13. Article 4.2 (Performance Participation Interest) shall be deleted and replaced by the following:

“”4.2 Performance Participation Interest

In respect of Tranche A and Tranche B1, in addition to the interest referred to in Article 4.1, the Borrower shall pay an amount equal to the Performance Participation Interest in accordance with the terms of the Warrant Agreement.”

1.14. Article 4.3.1(a) shall be deleted and replaced by the following:

““(a) for overdue sums related to Fixed Rate and/or PIK Interest Rate Tranches, the higher of (a) the applicable Fixed Rate and/or PIK Interest Rate plus 2% (200 basis points) or (b) EURIBOR plus 2% (200 basis points).”

1.15. A new Article 4.4 (Payment in Kind (PIK) Interest) shall be inserted with the following:

““4.4Payment in Kind (PIK) Interest

If a PIK Interest Rate is specified in the Disbursement Offer in relation to Tranche B1 or Tranche B2, interest shall accrue on the outstanding balance of such Tranche at the PIK Interest Rate, and calculated on the basis of sub-paragraph (a) of Article 6.1 (Day count convention). Such interest shall be capitalised annually and added to the outstanding principal amount of the Loan. Any such accrued interest shall, after being so capitalised, be treated as part of the principal amount of that Loan, shall bear all interest in accordance with this Article 4 (Interest) and shall be payable on the Maturity Date of such Tranche or, where a Tranche is prepaid, on the Prepayment Date.”

1.16. An article 5.3.8 (Equity Increase) shall be inserted as follows:

““5.3.8 Equity increase

In the event that the Borrower does not complete a capital increase of EUR [***] by [***], the Borrower shall, on request of the Bank, consult with the Bank as to re-assess the situation and discuss a possible solution taking into account the available cash/cash equivalents as well as cash forecasts, confirmed pipeline or a re-pricing of Tranche B1. If 30 (thirty) days have passed since the date of such request and the Borrower and the Bank do not reach an agreement satisfactory the Bank, the Bank may by notice to the Borrower, cancel the undisbursed portion of the Credit and/or demand prepayment of the Loan Outstanding, together with accrued interest and all other amounts accrued or outstanding under this Contract.”

1.17. Paragraph (f) of Schedule C (Form of Disbursement Offer/Acceptance) shall be deleted and replaced by the following:

““(f) [Performance Participation Interest in respect of Tranche A and Tranche B1]1”

1.18. A Paragraph (g) shall be inserted in Schedule C (Form of Disbursement Offer/Acceptance) with the following:

““(g) [PIK Interest Rate in respect of Tranche B1 or Tranche B2:]2”

1  Relevant to Tranche A and Tranche B1 only.

2  Relevant to Tranche B1 and Tranche B2 only.

CERTAIN PORTIONS OF THIS EXHIBIT, MARKED BY BRACKETS AND ASTRISKS [***], WERE EXCLUDED BECAUSE THOSE PORTIONS ARE BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL TO THE COMPANY IF PUBLICLY DISCLOSED.

1.19. A paragraph 29 (Additional Equity) shall be inserted in Schedule H (General Undertakings):

“”29. Additional Equity

(a)  The Borrower undertakes to do its best efforts to complete, as of [***], a capital increase of EUR [***]. The Borrower also undertakes to regularly (at least on a quarterly basis) inform the Bank about the progress of the capital increase and the ongoing discussions with investors.

(b)  The Borrower shall carefully manage its cash burning rate by: (i) applying for Government assistance programmes provided in the context of the SARS-CoV-2 Pandemic (if available); (ii) limiting and/or deferring cash expenses as much as possible and (iii) continuing to seek additional working capital financing or factoring solutions and enter into additional working capital financing or factoring solutions with the prior consent of the Bank.”

1.20. Schedule K shall be replaced by the following:

CERTAIN PORTIONS OF THIS EXHIBIT, MARKED BY BRACKETS AND ASTRISKS [***], WERE EXCLUDED BECAUSE THOSE PORTIONS ARE BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL TO THE COMPANY IF PUBLICLY DISCLOSED.

““SCHEDULE K

FINANCIAL COVENANTS

1. Financial covenants

The Borrower shall ensure that the following financial ratios (the "Financial Ratios") will be maintained on a consolidated basis for the Group:

Relevant Period during which a Compliance Certificate is submitted in accordance with paragraph 2 below:	Total Net Financial Debt to Total Equity shall not be more than:	Minimum cash/cash equivalents[3]
2020	[***]	[***]
2021	[***]	[***]
2022	[***]	[***]
2023	[***]	[***]
2024	[***]	[***]
2025	[***]	[***]

2. Financial Testing

The Financial Ratios shall be calculated in accordance with IFRS (as applied by the Borrower on the date of this Contract and as IFRS is amended from time to time) and tested by reference to the semi-annual consolidated financial statements delivered in accordance with Paragraph 2(a) of Schedule I (Information and Visits) as at the end of each Relevant Period, and set out in the Compliance Certificate delivered to the Bank along with such financial statements.”

2. FEE

The Borrower shall pay to the Bank and for its own account, within a period and to the bank account indicated in the invoice issued by the Bank, an amendment fee in the amount of EUR 20,000 (twenty thousand euros) (the "Fee").

3  Cash & cash equivalents including liquid financial assets on balance sheet such as investments in short term bond funds which can be converted into cash at any time.

CERTAIN PORTIONS OF THIS EXHIBIT, MARKED BY BRACKETS AND ASTRISKS [***], WERE EXCLUDED BECAUSE THOSE PORTIONS ARE BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL TO THE COMPANY IF PUBLICLY DISCLOSED.

3. REPRESENTATIONS

The representations and warranties that are repeated under and pursuant to Article 7 (Borrower Undertakings and Representations) of the Finance Contract are deemed repeated (by reference to the facts and circumstances then existing) by the Borrower on the date the Borrower countersigns this Letter.

4. CONTINUING GUARANTEE AND SECURITY

Each of the Guarantor and the Borrower (the latter in its capacity as chargor under the Security) confirms that it acknowledges and agrees to the amendments under Article 1 (Amendments to the Finance Contract) of this Letter in relation to the Finance Contract.

5. MISCELLANEOUS

5.1 Other than in accordance with Article 1 (Amendments to the Finance Contract) of this Letter, no provision of this Letter shall restrict, limit, or in any other way amend any rights of the Bank under the Finance Contract, under the Guarantee and under the Security.

5.2 This Letter is not (and shall not be deemed to be) a consent, agreement, amendment or waiver in respect of any terms, provisions or conditions of the Finance Contract, the Guarantee or the Security, except as expressly agreed herein. The Bank reserves any other right or remedy it may have now or subsequently.

5.3 The terms and conditions in the Finance Contract, the Guarantee and the Security are hereby confirmed and shall remain in full force and effect and the terms of this Letter shall be strictly interpreted and construed without prejudice to the Bank's rights and powers under the Finance Contract, the Guarantee and the Security including all of its rights and remedies in respect of any other non-compliance which (i) has not been disclosed prior to the date of this Letter to the Bank, (ii) is continuing and has not been waived prior to the date of this Letter by the Bank, or (iii) which arises on or after the date of this Letter.

5.4 The Bank issues this Letter acting in reliance upon the information supplied to the Bank by the Borrower until the date hereof in relation to such matters being true, complete and accurate. It shall be without prejudice to any rights which the Bank may have at any time in relation to any other circumstance or matter other than as specifically referred to in this Letter or in relation to any such information not being true, complete and accurate, which rights shall remain in full force and effect.

5.5 Article 10.3 (Place of performance), Article 10.7 (Amendments), Article 10.8 (Counterparts) and Article 11.1 (Notices) of the Finance Contract shall apply to this Letter mutatis mutandis.

5.6 In accordance with the Finance Contract, as amended by this Letter, the Bank and the Borrower designate this Letter as a Finance Document.

5.7 With effect on and from the Effective Date, the Finance Contract and this Letter shall be read and construed as one document.

5.8 Article 10 (LAW AND JURISDICTION, MISCELLANEOUS) and Article 11 (FINAL ARTICLES) of the Finance Contract shall apply mutatis mutandis to this Letter.

6. EFFECTIVE DATE

This Letter shall take effect on the date on which it is duly signed by the Bank and by the Borrower, with the Borrower providing evidence, satisfactory to the Bank, that the execution of this Letter by the Borrower has been duly authorised and that the person or persons signing this Letter on behalf of the Borrower are duly authorised to do so. Such evidence must be provided together with this duly signed Letter, unless it has been previously delivered to the Bank, or the Borrower confirms in writing that no change has occurred in relation to the authority of the person or persons authorised to sign this Letter on behalf of the Borrower (the "Effective Date").

CERTAIN PORTIONS OF THIS EXHIBIT, MARKED BY BRACKETS AND ASTRISKS [***], WERE EXCLUDED BECAUSE THOSE PORTIONS ARE BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL TO THE COMPANY IF PUBLICLY DISCLOSED.

From such Effective Date the references in the Finance Contract to "this Contract", and similar references shall be read and construed as reference to the Finance Contract as amended by the provisions of this Letter.

We kindly ask you to initial each page, date and duly sign each of the 3 (three) originals of this Letter and return to the Bank, to the attention of [On file with EIB], Legal Department, 2 (two) duly signed originals by registered mail or courier.

Yours faithfully,

EUROPEAN INVESTMENT BANK

[On file with EIB]	[On file with EIB]
Head of Division	Legal Counsel

Agreed and accepted for and on behalf of the Borrower:
Voxeljet AG

Name: Rudolf Franz
Title:
Date: